Ms. Christina L. DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington, DC  20549-8626

Dear Ms. DiAngelo:

I am writing in response to your telephone call of February 18, 2010 regarding your Sarbanes-Oxley review of Meehan Focus Fund (Fund) regulatory filings.  During that call you raised the following three issues or concerns and requested that we respond to them in writing:

1) The Fund’s 2009 Form N-Q filings did not specify the FAS 157 fair value measurement inputs for Fund holdings.

2) The Fund’s July 31, 2009 Form N-Q filing did not disclose the unrealized appreciation of Fund investments for tax purposes.

3) The Fund should note on page one of its Annual and Semi-Annual Reports where the Fund’s total annual operating expenses are disclosed, that the expense ratio shown is current as of the Fund’s most recent prospectus and that more recent information regarding Fund expenses can be found in the Financial Highlights section of the report.

I will respond to each of these issues in turn below.

1) All future Form N-Q filings will specify the FAS 157 valuation classification(s) for the Fund’s holdings.

2) All future Form N-Q filings will include the required disclosure of unrealized appreciation of investments for tax purposes.

3) We will add a footnote to the box where the Fund’s operating expenses are disclosed, the text of which will read: “The operating expenses disclosed above are current as of the Fund’s most recent prospectus.  More recent operating expense information can be found in the Financial Highlights section of this report.”

In filing my response to your inquiry, Meehan Mutual Funds, Inc., acknowledges the following:

●       the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

●       staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●       the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul P. Meehan

Paul P. Meehan